FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                      For the month of February, 2003



                                QXL ricardo PLC


                                 Landmark House
                            Hammersmith Bridge Road
                                 London W6 9EJ
                                 United Kingdom
                              Tel: 44-208-962 7100

                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                       Form 20-F..X..     Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes ..... No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )




                                                                QXL ricardo plc
                                                                 Landmark House
                                                        Hammersmith Bridge Road
                                                                  London W6 9EJ
                                              T: 020 8962 7231 F: 020 8962 7212


PRESS RELEASE

QXL ricardo plc - Third Quarter Results                        14 February 2003



                   Continued Improvements in Trading Position

                           Update on Polish Situation

QXL ricardo plc ("QXL" or the "Group"; LSE: QXL.L; Nasdaq: QXLC), the pan-European online auction company, today announces results for the third quarter ended 31 December 2002.

Third Quarter ended 31 December 2002 - Operating and Financial Highlights

-        Transaction volumes increased 114% over the quarter ended 31 December
2001.

- Gross profit decreased 8% over the quarter ended 31 December 2001 to GBP1.3 million as a result of lower advertising revenues, partially offset by higher gross profit from transactions

- Operating expenses reduced 47% over the quarter ended 31 December 2001 to GBP3.6 million

- Trading loss decreased 57% over the quarter ended 31 December 2001 to GBP2.3 million.

- New shares in QXL Poland sp z.o.o ("QXL Poland") were issued without the Company's knowledge. The Company has initiated a legal process in Poland in an attempt to recover control of the business and these shares, representing 92% of QXL Poland.

Commenting on the results Mark Zaleski, Chief Executive Officer, said:

"These results reflect another solid quarter for QXL in which we have continued to show a strong increase in our transaction volumes whilst further reducing operating expenses. We have continued to progress well this quarter in restructuring our technology operations and expect the benefit of this to become clear in following quarters through lower costs and increased transaction levels from a faster and enhanced customer proposition."

QXL ricardo plc

Mark Zaleski, Chief Executive Officer
Robert Dighero, Chief Financial Officer
Tom Parkinson, Company Secretary                      +44 20 8962 7231


Financial and Operating Data Highlights
(UK GAAP)

                                        Quarter Ended    Quarter  Ended    9 Months Ended    9 Months Ended
                                          31 December       31 December       31 December       31 December
                                                 2002              2001              2002              2001

                                             GBP'000            GBP'000           GBP'000           GBP'000

Turnover                                        1,304             1,459             4,228             4,171
Gross Profit                                    1,298             1,410             4,198             3,624
Trading loss                                   (2,290)           (5,357)           (8,154)          (20,025)
Loss on ordinary activities                    (4,051)           (7,120)          (14,246)          (25,705)


Reconciliation of Trading loss to Loss on ordinary activities


                                        Quarter Ended     Quarter Ended    9 Months Ended    9 Months Ended
                                         31 December        31 December       31 December       31 December
                                                 2002              2001              2002              2001

                                            GBP'000            GBP'000            GBP'000           GBP'000

Trading loss                                   (2,290)           (5,357)           (8,154)          (20,025)
Goodwill amortisation                          (1,788)           (1,848)           (5,363)           (6,121)
Reversal of VAT provision                          55                 -               431                 -
Restructuring costs                                 -                 -            (1,258)                -
Total operating loss                           (4,023)           (7,205)          (14,344)          (26,146)
Net interest receivable                           (28)               85                98               441
Loss on ordinary activities
before taxation                                (4,051)           (7,120)          (14,246)          (25,705)


Chief Executive Officer's Review

Underlying growth

We were very pleased by another quarter of strong growth in transaction volumes, increasing 31% over last quarter and 114% year-on-year. We expect to see continued growth in this metric, which we believe indicates the underlying strength of our business. We also saw a decrease in average transaction value from approximately GBP29 in the previous quarter to approximately GBP24 as we continue to see a shift in the product mix on our site and also in our geographic mix.

We remain focussed on improving our core product in order to enhance the customer experience. We have also been using this review process as an opportunity to restructure our technology operations to reduce costs. Overall we believe the resulting product will be faster and more intuitive providing a stronger basis for future growth.

Reduced losses

For the ninth successive quarter we have reduced trading loss with a 16% decrease over the previous quarter and a 57% decrease over the quarter ended 31 December 2001. In particular as outlined above during the quarter we continued to restructure our technology operations, which should result in significantly lower costs going forward. In future quarters we will increasingly focus on general and administrative costs and expect to be able to achieve significant cost savings in this area.

We are also looking closely at the costs associated with our listed status. We believe that the current benefits of remaining listed on Nasdaq and being subject to US reporting requirements are outweighed by the administrative, regulatory and insurance costs involved, especially as the Company's share trading volumes on the Nasdaq market are significantly lower than has been the case in the past. We are therefore considering consolidating our share capital and de-listing from Nasdaq in order to reduce these costs.

Country operations

Our country operations continued to improve trading with the majority of our countries now close to or at local operational profitability. We expect all of our material country operations to achieve local operational profitability in the next few months. This quarter we were particularly pleased with the development of our Scandinavian businesses following the launch of the co-brand auction service with Yahoo in Norway, Sweden and Denmark. Our Swiss business also performed well achieving profitability in a competitive market and our Polish business showed a strong operating performance.

Poland update

With respect to QXL Poland, the Company has been made aware that new shares in this subsidiary were issued to a company called NIAA sp z.o.o. without the Company's knowledge. The Company has initiated a legal process in Poland in an attempt to recover control of the business and these shares, representing 92% of QXL Poland. It is likely that reaching a conclusion to this process will take some time. Depending on developments over coming months, the Group may be required to exclude QXL Poland from its consolidated accounts for the quarter ending 31 March 2003 and possibly beyond.

QXL's transactional growth and cashflows would be materially impacted in the event that QXL Poland were not consolidated into the Group's numbers going forward. In the quarter ended 31 December 2002, QXL Poland reported a turnover of GBP318,000 (2001: GBP161,000), gross profit of GBP305,000 (2001: GBP149,000)
and an operating loss of GBP26,000 (2001: GBP171,000).   Had it been necessary
to deconsolidate the subsidiary from our consolidated position as at 31 December 2002, group net assets would have been reduced by approximately GBP270,000. Notwithstanding the issues surrounding QXL Poland, we continue to expect the Group to be able to progress towards profitability without recourse to further fund raising.

Financial Review

The Group's third quarter results show continued reductions in trading loss and loss on ordinary activities before taxation compared to the previous quarter.

For the quarter ended 31 December 2002, the Group completed agency-based auctions of merchandise and services with an aggregate gross auction value of GBP29.2 million, a 19% increase in the value of agency-based auctions over the quarter ended 31 December 2001 and a 7% increase over the quarter ended 30 September 2002.

Turnover for the quarter ended 31 December 2002 decreased 11% to GBP1.30 million from GBP1.46 million for the quarter ended 31 December 2001. This was primarily due to a decrease in advertising revenues partially offset by an increase in more predictable transactional revenues.

Cost of sales remained negligible at GBP6,000 for the quarter ended 31 December 2002, compared to GBP49,000 for the quarter ended 31 December 2001.

Gross profit for the quarter decreased 3% to GBP1.30 million from GBP1.33 million in the quarter ended 30 September 2002 and decreased 8% from GBP1.41 million in the quarter ended 31 December 2001. This decrease was broadly in line with the decrease in turnover.

Sales and marketing expenses (excluding goodwill, exceptional items and bad debt provisions) decreased 3% to GBP1.80 million for the quarter ended 31 December 2002, from GBP1.85 million for the quarter ended 30 September 2002 as the result of further optimisation of our marketing activities and decreased 51% from GBP3.66 million in the quarter ended 31 December 2001. Bad debt provisions decreased 30% to GBP78,000 from GBP112,000 in the quarter ended 31 December 2001.

Technology and development costs (excluding exceptional items and goodwill) decreased 32% to GBP597,000 in the quarter ending 31 December 2002 from GBP878,000 in the quarter ended 30 September 2002 and decreased 60% from GBP1.5 million in the quarter ended 31 December 2001. This decrease resulted primarily from the ongoing restructuring of our technology platforms.

General and administrative costs (excluding exceptional items) increased 12% to GBP1.1 million in the quarter ended 31 December 2002, from GBP1.0 million in the quarter ended 30 September 2002 and decreased 25% from GBP1.5 million in the quarter ended 31 December 2001. The year-on-year decline was due to a continued rationalisation of overhead costs. The increase over the previous quarter was a result of restructuring costs, which should result in lower general and administrative costs going forward.

Goodwill charges in the quarter ended 31 December 2002 amounted to GBP1.8 million, which was the same as for the previous quarter but a reduction from the figure of GBP2.3 million for the quarter ended 31 December 2001.

Trading loss (Operating loss before goodwill and exceptional items) in the quarter ended 31 December 2002 decreased 16% to GBP2.3 million from GBP2.7 million in the quarter ended 30 September 2002 and decreased 57% from GBP5.4 million in the quarter ended 31 December 2001.

Losses on ordinary activities before taxation in the quarter ended 31 December 2002 were GBP4.1 million compared to losses of GBP5.3 million in the quarter ended 30 September 2002 and GBP7.1 million in the quarter ended 31 December 2001.

On 4 February 2003, the Company issued 23,938,296 Ordinary Shares pursuant to the conversion of GBP120,000 of Convertible C Bonds.

During the quarter the Group did not issue any shares pursuant to its GBP15 million Equity Commitment and has not done so now for almost a year. GBP10.67 million of the Equity Commitment remains outstanding although, as published previously, the Company's ability to draw on the Equity Commitment depends on a number of factors including certain Bondholders interpretation of the agreement, its share price and share trading volumes, which are likely to restrict the actual amounts that can be drawn. In addition, as at 31 December 2002, the Group had available cash reserves of GBP4.4 million.

Current Trading and Outlook

Trading loss has improved on a quarterly basis for the last nine quarters as we continue to increase transactional revenues and reduce operating costs. Transactional volumes also increased strongly in the quarter.

The majority of our countries are now at or close to local operational profitability and we expect all of our material country operations to achieve local operational profitability in the next few months, resulting in a positive impact on our operating cashflow.

However, despite these positive indicators, we are very conscious of the level of competition we face in many of our markets and of our overall cash position. In addition, the recent third party claim to 92% ownership of QXL Poland may impact our transactional growth and cashflows in the coming quarters. Consequently while we continue to expect the Group to be able to progress towards profitability without recourse to further fund raising, this could be on the basis of slower revenue growth than previously anticipated.



                                QXL ricardo plc
                      Consolidated profit and loss account
                        Third Quarter Results - UK GAAP

                                                 Quarter          Quarter         9 Months         9 Months
                                                   Ended            Ended            Ended            Ended
                                             31 December      31 December      31 December      31 December
                                                    2002             2001             2002             2001
                                               Unaudited        Unaudited        Unaudited        Unaudited
                                                 GBP'000          GBP'000          GBP'000          GBP'000

Turnover
Operations before acquisitions                     1,206            1,459            4,048            4,171
Acquisitions                                          98                -              180                -
Continuing operations                              1,304            1,459            4,228            4,171
Cost of sales                                         (6)             (49)             (30)            (547)
Gross profit                                       1,298            1,410            4,198            3,624

Distribution costs                                (3,664)          (6,057)         (13,169)         (20,408)
Administrative expenses                           (1,657)          (2,558)          (5,373)          (9,362)
Operating loss
Operations before acquisitions                    (3,836)          (7,205)         (13,948)         (26,146)
Acquisitions                                        (187)               -             (396)               -
Continuing operations                             (4,023)          (7,205)         (14,344)         (26,146)
Net interest receivable                              (28)              85               98              441
Loss on ordinary activities before
taxation                                          (4,051)          (7,120)         (14,246)         (25,705)

Minority interest                                      2              123               52            1,313
Retained loss                                     (4,049)          (6,997)         (14,194)         (24,392)


Operating Expenses above analysed as:
Sales and marketing                               (1,798)          (3,660)           (6,291)          (12,476)
Bad debt provision                                   (78)            (112)             (776)             (932)
Restructuring costs - S&M                              -                -              (739)                -
Goodwill amortisation - S&M                       (1,788)          (2,285)           (5,363)           (7,000)
Distribution costs                                (3,664)          (6,057)          (13,169)          (20,408)
General and administrative                        (1,115)          (1,494)           (3,137)           (4,478)
Goodwill amortisation - technology &
development                                            -              437                 -               878
Technology & development                            (597)          (1,501)           (2,148)           (5,847)
Restructuring costs - technology &
development                                            -                -              (519)                -
Reversal of VAT provision                             55                -               431                 -
Share based compensation                               -                -                 -                85
Administrative expenses                           (1,657)          (2,558)           (5,373)           (9,362)



                                QXL ricardo plc
                      Consolidated profit and loss account
                        Third Quarter Results - UK GAAP


                                                 Quarter          Quarter         9 Months         9 Months
                                                   Ended            Ended            Ended            Ended
                                             31 December      31 December      31 December      31 December
                                                    2002             2001             2002             2001
                                               Unaudited        Unaudited        Unaudited        Unaudited

Loss per equity share (basic and diluted)
Loss after taxation (GBP '000)                     (4,049)          (6,997)          (14,194)         (24,392)
Weighted average number of ordinary
shares outstanding ('000)                       891,325          725,284           868,640          714,017
Net loss per share (basic and diluted) -
pence                                              (0.5)            (0.9)             (1.6)            (3.3)


Statement of total recognised gains and losses
Retained loss                                    (4,049)          (6,997)          (14,194)         (24,392)
Exchange adjustments                                (99)              35              (202)            (545)
Total recognised loss for the period             (4,148)          (6,962)          (14,396)         (24,937)



                                QXL ricardo plc
                      Consolidated Balance Sheet -UK GAAP



                                                       31 December       31 December           31 March
                                                              2002              2001               2001
                                                         Unaudited         Unaudited            Audited
                                                          GBP'000           GBP'000           GBP'000

Fixed assets:
Intangible assets                                            5,364            15,630             10,727
Tangible assets                                                448             4,204              1,050
Investments                                                      -                30                 25
                                                             5,812            19,864             11,802
Current assets:
Stock                                                           31                56                 34
Debtors and prepayments                                      3,139             4,972              3,656
Cash at hand and at bank                                     4,391            17,547             14,093
                                                             7,561            22,575             17,783
Creditors: amounts falling due within 1 year                (3,147)           (5,767)            (5,200)
Net current assets:                                          4,414            16,808             12,583

Total assets less current liabilities                       10,226            36,672             24,385
Creditors: amounts falling due after 1 year                    (29)              (73)               (91)
Convertible bonds                                          (14,562)          (15,161)           (14,632)

Net assets                                                 (4,365)            21,438              9,662


Called up share capital                                       891                770                837
Share premium account                                     225,846            224,487            225,637
Merger reserve                                              9,137              9,137              9,137
Profit & loss account                                    (239,612)          (211,903)          (225,216)
Total equity shareholders' funds                           (3,738)            22,491             10,395
Equity minority Interest                                     (627)            (1,053)              (733)
Deficit / capital employed                                 (4,365)            21,438              9,662




                                QXL ricardo plc
                   Consolidated Cashflow Statement - UK GAAP


                                                            9 Months          9 Months             Year
                                                               Ended             Ended            Ended
                                                    31 December June       31 December         31 March
                                                                2002              2001             2001
                                                           Unaudited         Unaudited          Audited

                                                            GBP'000            GBP'000          GBP'000
Net cash outflow from operating activities                   (10,151)          (20,037)         (24,468)
Returns on investment and servicing of finance                   311               762            1,002
Capital expenditure and financial investment                    (111)             (281)            (209)
Acquisitions                                                       -              (243)               -
Cash outflow before management of liquid                     (9,951)           (19,800)         (23,675)
resources and financing

Management of liquid resources                                     -            13,042           13,042
Financing                                                        249            13,062           13,518
Increase / (decrease) in cash                                 (9,702)            6,304            2,885


Background on QXL ricardo

QXL ricardo plc ("QXL") is a pan-European online auction community, conducting online auctions in eleven languages. The QXL online auction community facilitates trading 24 hours a day, seven days a week in an efficient, convenient and entertaining environment, enabling buyers to bid on merchandise and services from across Western Europe which are sold by QXL members and merchants. QXL also enables sellers to locate and trade with buyers in new geographic markets. A wide selection of merchandise and services is available on its online auction community, ranging from computer software and hardware, consumer electronics, household appliances and collectibles to travel-related items and sports equipment. QXL is a publicly traded company with its shares listed on the Official List of the United Kingdom Listing Authority and the Nasdaq National Market.

QXL provides access to the QXL trading community in:

UK - www.qxl.com and www.qxl.co.uk; Germany - www.ricardo.de; France - www.aucland.fr; Italy - www.qxl.it; Netherlands - www.ricardo.nl; Norway - www.qxl.no; Denmark - www.qxl.dk; Spain - www.aucland.es; Poland - www.allegro.pl; Sweden - www.qxl.se; Finland - www.qxl.fi; Switzerland - www.ricardo.ch



This press release may contain forward-looking statements that relate to the Company's plans, objectives, estimates and goals. The Company's business is subject to numerous risks and uncertainties, including risks associated with: funding requirements; acquisitions; only having a limited operating history; regulation of auctions and the Internet; probable variability in the Company's quarterly operating results; the Company's results of operations not being indicative of future performance; significant losses being incurred as a result of expansion of the Company's business; dependence on growth of online commerce market; risks associated with development and growth of the Company's foreign language web sites; intense competition; failure to develop the Company's brand; failure to expand the Company's systems; risks associated with managing internal growth and retaining and recruiting personnel; international expansion; online commerce security; risks associated with not developing new services, features and functions; risks associated with intellectual property rights; fraudulent activity of our members and suppliers; and seasonality. These and other risks and uncertainties, which are described in more detail in the Company's Registration Statement dated 7 October 1999, on Form F-1 and Annual Report dated 27 August 2002 on Form 20-F filed with the US Securities and Exchange Commission and in the Company's prospectuses and listing particulars filed with the UK Listing Authority and the Registrar of Companies in England and Wales (the most recent being dated 18 March 2002), could cause the Company's actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.




                                          QXL ricardo PLC

Date  14 February 2003                    By:___/s/ Tom Parkinson___

                                          Tom Parkinson
                                          General Counsel and Company Secretary